Tribune Company

Harbor Mid Cap Value Fund has been named as a defendant and/or as a putative member of a proposed defendant class in Kirschner v.
FitzSimons (In re Tribune Co.), No. 12-2652 (S.D.N.Y.)
(the FitzSimons action); Deutsche Bank v. Ohlson Enterprises, No.
12-0064 (S.D.N.Y.) (the Deutsche Bank action); and Niese v. ABN AMRO Clearing Chicago LLC, No. 12-0555 (S.D.N.Y.) (the Niese action), as a result of its ownership of shares in the Tribune Company ("Tribune") in 2007, when Tribune effected a leveraged buyout transaction ("LBO") by which Tribune converted to a privately-held company. The plaintiffs in these lawsuits have asserted claims for fraudulent conveyance against Harbor
Mid Cap Value Fund and other former Tribune shareholders.

All three lawsuits have been consolidated with the majority of the other Tribune-related lawsuits in the multidistrict litigation proceeding In re Tribune Co. Fraudulent Conveyance Litig., No. 11-2296 (S.D.N.Y.) (the "MDL Proceeding").

On September 23, 2013, the District Court granted the defendants' omnibus motion to dismiss the Deutsche Bank and Niese actions, on the basis that the plaintiffs lacked standing. The plaintiffs appealed. On March 29, 2016, the U.S. Court of Appeals for the Second Circuit issued its opinion on the appeal, affirming the district court's dismissal of those lawsuits. The appeals court held that while the plaintiffs have standing under the U.S. Bankruptcy Code, their claims were preempted by Section 546e of the Bankruptcy Code-the statutory safe harbor for settlement payments. Plaintiffs sought rehearing en banc, which the Second Circuit denied. On September 9, 2016, the plaintiffs filed a petition for writ of certiorari in the U.S. Supreme Court challenging the Second Circuit's decision, which the shareholder defendants opposed. The Supreme Court has not yet granted or denied the petition for certiorari.

On May 23, 2014, the defendants filed motions to dismiss the FitzSimons action, including a global motion to dismiss Count I, which is the claim brought against former Tribune shareholders for intentional fraudulent conveyance under U.S. federal law. On January 6, 2017, the United States District Court for the Southern District of New York granted the shareholder defendants' motion to dismiss and denied plaintiffs' request to amend the complaint. The Court's order is not immediately appealable, but the Court issued an order stating that it intends to permit an interlocutory appeal of the dismissal order, but will wait to do so until it has resolved outstanding motions to dismiss filed by other defendants. Accordingly, the timing of the appeal is uncertain. On July 18, 2017, the plaintiff submitted a letter to the District Court seeking leave to amend its complaint to add a constructive fraudulent transfer claim. The Court denied the plaintiff's request without prejudice to renewal of the request in the event of an intervening change in the law.

None of these lawsuits alleges any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund held shares of Tribune and tendered these shares as part of Tribune's LBO. The value of the proceeds received by Harbor Mid Cap Value Fund was approximately $299,000. Harbor Mid Cap Value Fund's cost basis in the shares of Tribune was approximately $262,000. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Fund's net asset value.